SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _______)*

OncoMed Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock ($0.001 par value)
(Title of Class of Securities)

68234X102
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 68234X102	13 G	Page 2 of 18

1	NAME OF REPORTING PERSONS Morgenthaler Partners VII, L.P. (“Morgenthaler VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,509,672 shares, except that Morgenthaler Management Partners VII, L.L.C., (“MMP VII GP”), the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), James W. Broderick (“Broderick”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), managing members of MMP VII GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,509,672 shares, except that MMP VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VII GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 68234X102	13 G	Page 3 of 18

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners VII, L.L.C. (“MMP VII GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VII GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft, managing members of MMP VII GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 68234X102	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Bellas, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Bellas, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 5 of 18

1	NAME OF REPORTING PERSONS James W. Broderick (“Broderick”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Broderick, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Broderick, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 6 of 18

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Little, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Little, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 7 of 18

1	NAME OF REPORTING PERSONS John D. Lutsi (“Lutsi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Lutsi, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Lutsi, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 8 of 18

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 9 of 18

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Pavey, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Pavey, a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 10 of 18

1	NAME OF REPORTING PERSONS Peter G. Taft (“Taft”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER – 0 –
6	SHARED VOTING POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Taft, a managing member of MMP VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER – 0 –
8	SHARED DISPOSITIVE POWER
		2,509,672 shares, all of which are directly owned by Morgenthaler VII. MMP VII GP is the general partner of Morgenthaler VII, and Taft a managing member of MMP VII GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 68234X102	13 G	Page 11 of 18

ITEM 1(A).	NAME OF ISSUER

OncoMed Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 Chesapeake Drive
Redwood City, CA 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Morgenthaler Partners VII, L.P., a Delaware limited partnership (“Morgenthaler VII”), Morgenthaler Management Partners VII, L.L.C., a Delaware limited liability company (“MMP VII GP”), Robert C. Bellas, Jr. (“Bellas”), James W. Broderick (“Broderick”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MMP VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Morgenthaler VII. Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft are managing members of MMP VII GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Morgenthaler VII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Morgenthaler Ventures
2710 Sand Hill Road, Suite 100
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

Morgenthaler VII is a Delaware limited partnership. MMP VII GP is a Delaware limited liability company. Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock ($0.001 par value)

ITEM 2(E)	CUSIP NUMBER

68234X102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP NO. 68234X102	13 G	Page 12 of 18

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler VII and the limited liability company agreement of MMP VII GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 68234X102	13 G	Page 13 of 18

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 68234X102	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

Morgenthaler Partners VII, L.P.	/s/ Scott D. Walters
By Morgenthaler Management Partners VI, L.L.C.	Scott D. Walters
Its General Partner	Attorney-In-Fact

Morgenthaler Management Partners VII, L.L.C.	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Robert C. Bellas, Jr.	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

James W. Broderick	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Gary R. Little	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

John D. Lutsi	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Gary J. Morgenthaler	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Robert D. Pavey	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Peter G. Taft	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

CUSIP NO. 68234X102	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 68234X102	13 G	Page 16 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of OncoMed Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 10, 2014

Morgenthaler Partners VII, L.P.	/s/ Scott D. Walters
By Morgenthaler Management Partners VI, L.L.C.	Scott D. Walters
Its General Partner	Attorney-In-Fact

Morgenthaler Management Partners VII, L.L.C.	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Robert C. Bellas, Jr.	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

James W. Broderick	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Gary R. Little	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

John D. Lutsi	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Gary J. Morgenthaler	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Robert D. Pavey	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

Peter G. Taft	/s/ Scott D. Walters
Scott D. Walters
Attorney-In-Fact

CUSIP NO. 68234X102	13 G	Page 17 of 18

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Morgenthaler Management Partners VII, L.L.C. or such other person or entity as is designated in writing by Gary J. Morgenthaler (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Scott D. Walters (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 10, 2014

Morgenthaler Partners VII, L.P.	/s/ Gary J. Morgenthaler
By Morgenthaler Management Partners VI, L.L.C.	Gary J. Morgenthaler, Managing Member
Its General Partner

Morgenthaler Management Partners VII, L.L.C.	/s/ Gary J. Morgenthaler
Gary J. Morgenthaler, Managing Member

Robert C. Bellas, Jr.	/s/ Robert C. Bellas, Jr.
Robert C. Bellas, Jr.

James W. Broderick	/s/ James W. Broderick
James W. Broderick

Gary R. Little	/s/ Gary R. Little
Gary R. Little

CUSIP NO. 68234X102	13 G	Page 18 of 18

John D. Lutsi	/s/ John D. Lutsi
John D. Lutsi

Gary J. Morgenthaler	/s/ Gary J. Morgenthaler
Gary J. Morgenthaler

Robert D. Pavey	/s/ Robert D. Pavey
Robert D. Pavey

Peter G. Taft	/s/ Peter G. Taft
Peter G. Taft